CARMANAH TECHNOLOGIES CORPORATION

MANAGEMENT DISCUSSION AND ANALYSIS

For the year ended December 31, 2006

(Prepared by Management)

CARMANAH TECHNOLOGIES CORPORATION

For the year ended December 31, 2006

(Prepared by Management)

1.1

DATE

This Management’s Discussion and Analysis (“MD&A”) of Carmanah Technologies Corporation (“Carmanah” or the “Company”) has been prepared by management as of March 30, 2007  and should be read in conjunction with the audited consolidated financial statements and related notes thereto of the Company as at and for the years ended December 31, 2006 and 2005 which were prepared in accordance with Canadian generally accepted accounting principles.

This management discussion and analysis may contain forward-looking statements in respect of various matters including upcoming events. The results or events predicted in these forward-looking statements may differ materially from actual results or events. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

1.2

OVERALL PERFORMANCE

Financial Highlights

•

Record 2006 annual revenues of $62.4 million, representing an increase of 61% over 2005

•

Outstanding orders of $4.2 million at year end

•

2006 Record EBITA of $2.3 million representing an approximate 26% increase compared with 2005

•

2006 Earnings before tax of $1.3 million, an increase of 7% compared with 2005

•

2006 Net earnings of $134,000, compared with $681,000 in 2005

•

Net working capital of $27.3 million at 2006 year end, up $1.0 million or 4% compared with 2005 net working capital of $26.3 million.

For Carmanah, the overall theme for 2006 was continued market penetration and operational development.  During the year, the Company laid the groundwork for future growth by (1) finalizing the integration of its Solar Power Systems Group (obtained via the acquisition of Soltek Powersource Ltd. in 2005), (2) completing major facilities expansion at its Victoria, BC, Calgary, AB and Santa Cruz, CA locations, and (3) investing record R&D resources in the development of new products, such as its next generation wirelessly-controlled solar LED aviation lighting systems and general illumination products.  Meanwhile, Carmanah achieved record annual revenues of approximately $62.4 million, on track with Management’s revenue expectations, and the Company continued to operate profitably.

Sales performance of the core Solar LED Lighting Group realized annual revenues of $26,951,000, representing an increase of 46% over 2005 at $18,413,000.  Revenues in all primary solar LED lighting markets grew year over year with an average gross margin of 45% in 2006.

CARMANAH TECHNOLOGIES CORPORATION

For the year ended December 31, 2006

(Prepared by Management)

Revenues from the LED Sign Group were $4,442,000 in 2006, down from $4,736,000 in 2005.  These revenues do not include the growth in outdoor LED edge-lit sign sales that are reported in the roadway and transit divisions of the Solar LED Lighting Group.

The revenues from the Solar Power Systems Group increased to $31,053,000 in 2006 from $15,580,000 in 2005, reflecting the impact of its first full year of contribution versus six months of contribution in 2005.  With the integration of people and systems complete, the operations of the Solar Power Systems Group have normalized and they are trending in line with the Company’s forecasts.

Company Overview

Carmanah is a leading developer of renewable and energy-efficient technology solutions focusing on three technology groups: solar-powered LED lighting, solar power systems (off grid and grid tied), and LED illuminated signage. Carmanah’s headquarters and primary manufacturing facilities are in Victoria, British Columbia, Canada.  The Company also operates an additional manufacturing facility in Calgary, Alberta, Canada, as well as regional sales and customer support offices in Victoria, BC; Calgary, AB; Barrie, ON; Toronto, ON; Ottawa, ON; Santa Cruz, CA; Olympia, WA; Riverton, UT; Doylestown, PA; and Crawley, West Sussex, England.

Carmanah is a public company listed on the Canadian Toronto Stock Exchange (TSX) under the stock symbol “CMH”, as well as the Berlin and Deutsche Börse AG Stock Exchanges under the stock symbol “QCX” (German securities ID: WKN 662218).  In the United States, Carmanah’s shares are quoted on the PinkSheets® (symbol “CMHXF”).

Overview of Operations

The growth in Carmanah's operations, both organically and through acquisition, has resulted in business activities which include the design, manufacture and/or distribution of three technology groups: solar-powered LED lighting, solar power systems and LED-illuminated signage.

Carmanah's Solar LED Lighting Group provides a variety of energy-efficient LED lighting products for marine, aviation, transit, roadway and industrial worksite applications.  The Company's Solar Power Systems Group offers a wide range of renewable energy system solutions for industrial, residential and recreational power applications.  Its LED Sign Group designs and manufactures energy-efficient LED edge-lit signs for corporate identity, point-of-purchase and architectural applications.

Carmanah's headquarters and primary manufacturing and distribution facilities continue to be located in Victoria, British Columbia, Canada.  The Company also operates additional manufacturing and distribution facilities in Calgary, Alberta, Canada, as well as regional distribution and sub-assembly facilities in Barrie, ON; Santa Cruz, CA; and London, England.

Carmanah currently has more than 250,000 installations in 110 countries.  Carmanah's customer list includes a wide range of government, commercial and private users worldwide, who are serviced directly by the Company or one of its regional authorized distributors and/or sales agents.

CARMANAH TECHNOLOGIES CORPORATION

For the year ended December 31, 2006

(Prepared by Management)

Operating Subsidiaries

Carmanah has two wholly-owned operating subsidiaries: Carmanah Signs Inc. (“CSI”) and Carmanah Technologies Corporation (formerly Soltek Powersource Solutions, Inc.) (“CTC-US”).

Carmanah Signs Inc.

CSI, formerly AVVA Light Corporation, designs, manufactures and distributes energy-efficient, LED illuminated sign products for corporate identity, point-of-purchase sales, architectural and gaming applications.  Founded in 1993, CSI has more than 50,000 signs installed throughout North America and abroad.  The Company’s client list includes many of the most progressive and successful global corporations and brands in a variety of market segments.  CSI’s illuminated signs combine the use of ultra bright LEDs with proprietary edge-lighting and/or back-lighting technologies.  CSI’s signs offer superior illumination characteristics over neon or fluorescent lighting alternatives, as well as long life, low maintenance, and up to 90% less energy consumption.  Each sign is created using state-of-the-art manufacturing and production procedures, as well as proprietary techniques developed through the Company’s experience in the industry.

Carmanah Technologies Corporation

During the period, Soltek Powersource Solutions, Inc. changed its name to Carmanah Technologies Corporation.  CTC-US is the US division of the solar power systems group. CTC-US designs, manufactures and supplies renewable energy solutions to the US market.  In addition to acting as a master reseller for a number of world leading equipment suppliers, CTC-US offers a range of proprietary solar power and alternative energy systems used by commercial, government and private customers worldwide.

Sales Verticals

Through both direct and distributor sales programs, the Company currently serves the following market verticles:

Solar-Powered LED Lighting
Marine	Navigation and hazard marking lights with one, two, three and four nautical mile ranges.
Transit

i-SIGNALTM solar-powered bus signaling device.

i-STOP® solar-powered bus stop with LED bus signaling, overhead LED security lighting and LED edge-lit schedule illumination.

i-SHELTERTM solar-powered LED lighting systems for shelters and advertising panels.

Aviation	Taxiway edge lighting, runway lighting, obstruction lighting, apron lighting, barricade lighting and emergency lighting.

CARMANAH TECHNOLOGIES CORPORATION

For the year ended December 31, 2006

(Prepared by Management)

Roadways	Pedestrian crosswalk signals, school zone flashers, 24 hour roadway beacons, internally-illuminated street-name and traffic signs.
Industrial Worksite	Warning lights, obstruction lights, equipment-marking lights, railway track warning lights, bridge marking lights.

Solar Power Systems
Off-Grid Solar	Telecommunications, oil and gas, mobile, security, residential and recreational solar-power systems.
Grid-Tie Solar	Commercial, residential, building-integrated photovoltaic systems.
LED Illuminated Signs
Point-of-Purchase	Corporate identity, branding, identification, gaming and lottery signs.
Architectural	Directional, way-finding, service, corporate identity signs.

1.3

SELECTED ANNUAL INFORMATION

($ thousands)
	2006	2005	2004
Sales	$62,446	$38,730	$15,895
Cost of Sales	41,148	24,311	7,656
Gross Margin	21,298	14,419	8,239
Expenses
Operating and administration expense	19,000	12,595	7,331
Amortization	1,144	725	441
Write-down of advances receivable	-	-	-
Interest income	(184)	(158)	(126)
Income tax	1,204	576	-
	21,164	13,738	7,646
Net income	$134	$681	$593
Earnings per share:
Basic	$0.003	$0.020	$0.020
Diluted	$0.003	$0.019	$0.018
Total Assets	56,049	49,068	19,866
Total long-term Liabilities	4	2,647	14

The Company has not paid any dividends during the three year period ended December 31, 2006.

The increase in sales and gross margin in 2005 compared with 2004 is due to the July 1, 2005 acquisition of Soltek Powersource Ltd.  The increase in 2006 compared with 2005 is due to a full year contribution from this acquisition.

CARMANAH TECHNOLOGIES CORPORATION

For the year ended December 31, 2006

(Prepared by Management)

1.4

RESULTS OF OPERATIONS

Sales

Carmanah's sales for the year ended December 31, 2006 was $62,446,000, representing an increase of 61% over the same period in 2005 at $38,730,000.  Carmanah’s increase in revenues is attributed to ongoing organic growth as well as to the full-year sales contribution from the Company’s Solar Power Systems Group acquired July 1, 2005.

A summary of revenues from each of Carmanah’s technology groups is as follows:

Sales Summary*	Three Months Ended December 31,		Year Ended December 31,
($ thousands)	2006	2005	2006	2005
Solar LED Lighting Group	$ 6,860	$ 5,645	$ 26,951	$ 18,413
Solar Power Systems Group	8,235	8,687	31,053	15,580
LED Sign Group	1,303	810	4,442	4,736
	$ 16,398	$ 15,142	$ 62,446	$ 38,730

* Group amounts include a proportionate allocation of freight and other revenue based on sales.

Solar LED Lighting Group

Organic sales achieved in 2006 from Carmanah's Solar LED Lighting Group were $26,951,000, representing a 46% increase over the same period in 2005 at $18,413,000.  This group ended the year with a total sales backlog of $1,722,000.  Fourth Quarter 2006 sales were $6,860,000, up $1,215,000 (21.5%) from the same period in 2005.

Sales from the Solar LED Lighting Group were achieved through growth in all vertical markets, as well a number of new product releases.  The Company is seeing an increase in the number of larger orders, signaling more mainstream implementation of its products and technology.

Solar Power Systems Group

Revenues from the Solar Power Systems Group were $31,053,000 for the year ended December 31, 2006, compared to $15,580,000 for the year ended December 31, 2005, which represented six months of consolidated results.  This group also ended the year with a sales order backlog of $2,209,000.  Fourth Quarter 2006 sales were $8,235,000, down $452,000 (5.2%) from the same period in 2005.

During 2006, Carmanah invested considerable effort into the integration of business processes and personnel, and undertook the implementation of two warehouse relocations.  With these integration and expansion activities completed, this group’s performance is expected to trend positively through 2007, in step with Carmanah’s business plan.

CARMANAH TECHNOLOGIES CORPORATION

For the year ended December 31, 2006

(Prepared by Management)

LED Sign Group

Annual revenues from the LED Sign Group were $4,442,000 for 2006, down $294,000 (6.2%) compared with $4,736,000 for 2005.  Fourth Quarter 2006 sales were $1,303,000, up $493,000 (60.9%) from the same period in 2005.

In late 2006, the Company commenced activities to expand its range of LED sign products to include EVENLIT™ Acrylic Light Sheets and LED backlit boxes. These new technologies enable Carmanah to offer a more complete set of solutions to its existing customers.

Cost of Sales and Gross Profit Margin

Cost of sales for the year ended December 31, 2006 was $41,148,000 (65.9% of sales), resulting in a gross profit margin of 34.1%.  In comparison, for the year ended December 31, 2005, the cost of sales was $24,311,000 (62.8% of sales), resulting in a gross profit margin of 37.2%. This shift in overall gross margin from 2005 to 2006 is primarily due to the full-year contribution from the Solar Power Systems Group compared to its six-month contribution in 2005.

Fourth Quarter cost of sales were $10,900,000 resulting in a gross profit margin of 33.5%.

Carmanah offers product solutions to a variety of market sectors at various gross profit margins.  The blended gross profit margin is significantly affected by the ratio of sales contributed by the various technological groups, by the product mix sold, as well as the related market sector.

Wages and Benefits

For the year ended December 31, 2006, wages and benefit expense was $9,996,000, compared with $6,843,000 for the same period in 2005.  Approximately one half of this increase was due to the full-year impact of the acquisition of Soltek Powersource Ltd.  Other contributing factors were additional commissions due to increase in sales ($0.6 million), increased stock-based compensation expense ($1.0 million) and an overall increase in sales, marketing, finance and administration staff to support corporate growth.

As a percentage of sales, total wages and benefits for the year ended December 31, 2006 were 16%, down from 17.7% for the same period in 2005.

Office and Administration

Office and administration expenses for the year ended December 31, 2006, were $4,136,000 compared to $2,787,000 for the same period in 2005.  This increase is the result of additional public company costs for professional fees, as well as regulatory and listing fees as a result of a transfer from TSX Venture Exchange to TSX Toronto Stock Exchange.  Other contributors to the increase in 2006 were primarily overall growth in facilities and related resources, namely:

•

The full year costs of the four sub-assembly and warehouse operations of the Solar Power Systems Group (compared to six months in 2005);

CARMANAH TECHNOLOGIES CORPORATION

For the year ended December 31, 2006

(Prepared by Management)

•

The expansion into Carmanah's new 25,185 square foot Victoria-based warehouse facility in late 2005, and subsequent 5,200 square foot addition in September, 2006;

•

The expansion of its Calgary warehouse facility for Solar Power products in June 2006 from 5,800 square feet to 11,729 square feet.

The facility expansions have increased rent, general office, administration and information technology expenses.  However, as a percentage of sales, office and administration expenses for the year ended December 31, 2006 were 6.6%, down from 7.2% for the same period in 2005.

Sales and Marketing

Sales and marketing expenses for the year ended December 31, 2006 were $2,365,000, compared to $1,775,000 for the same period in 2005. This increase is due to additional sales and marketing activities for new and existing product lines, including full year costs of expanding its sales and marketing efforts in support of the Solar Power Systems Group’s customers and verticals.

Sales and marketing expenses for the year ended December 31, 2006 were 3.8% of total sales, down from 4.6% for the same period in 2005.

Research and Development

For the year ended December 31, 2006, research and development expenses were $2,164,000 (net of $1,255,000 SR&ED investment tax credits), compared with $904,000 (net of $621,000 SR&ED investment tax credits) for the same period in 2005.  The SR&ED investment tax credits were the result of credits generated from scientific research and experimental development expenses, and they are recoverable as an offset to income taxes payable on taxable income.

Carmanah’s gross research and development expenses for the year ended December 31, 2006 were $3,419,000, a significant increase of $1,894,000 over the same period in 2005 at $1,525,000.   Approximately one-half of this increase is due to development of the new “long range” solar LED Lighting products for both the Marine and Aviation vertical markets. This investment included expanded LED optics and ultra low power consumption radio communications systems that will provide benefits for all solar LED Lighting products in the future.  These developments are significant advances for the Company and will form clear competitive advantages for its products in the future.   This investment in development is targeting market opportunities of greater significance than any previously pursued.  The balance of the increase in research and development expenses is due to initiation of additional new product development and enhancements for the Solar LED Group, the full year impact of the Solar Power Systems Group acquisition, as well as research and development towards cost reduction initiatives and outsourcing.

While all other sales, administrative and general expenses declined as a percentage of sales in 2006 compared to 2005, net research and development expenses increased to 3.5% compared with 2.3% in 2005.

CARMANAH TECHNOLOGIES CORPORATION

For the year ended December 31, 2006

(Prepared by Management)

Income Tax

Income tax expense for the year ended December 31, 2006 was $1,204,000.  This amount is comprised of current tax expense of $1,720,000 less future income tax recovery of $516,000.

Approximately $1.3 million of the current tax expense represents tax credits that were used during the year, usage of which is offset against gross research and development expense.  The balance of differences relative to the statutory rate is primarily related to non-deductible stock-based compensation.  The future income tax recovery of $516,000 reflects the increase in net future tax assets resulting primarily from the deferral of the available SR&ED deductions.  Cash taxes for 2006 are approximately $465,000 and relate to the Company’s U.S operations.

Earnings

Non-GAAP measures - the Company uses certain non-GAAP measures to assist in assessing its financial performance.  Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.  One such non-GAAP measure used for assessing financial performance is earnings before interest, taxes and amortization (EBITA).

EBITA Reconciliation	Three Months Ended December 31,		Year Ended December 31,
($ thousands)	2006	2005	2006	2005
Net earnings – as reported	$(302)	$(191)	$134	$681
Add back (deduct):
Interest Income	(23)	(44)	(183)	(158)
Income taxes	307	348	1,204	576
Amortization of equipment and leaseholds	277	215	877	575
Amortization of intangibles	77	84	267	150
EBITA	$336	$412	$2,299	$1,824

EBITA was $2,299,000 for the year ended December 31, 2006, representing an increase of 26% over the same period in 2005 at $1,824,000.

Earnings before tax (EBT) was $1,339,000 in 2006, representing an increase of 7% over the same period in 2005 at $1,257,000.  Despite an increase in pre-tax income, net income for 2006 declined to $134,000, as compared to $681,000 for the same period in 2005.  This decrease is due to the high rate of income tax expense applied to the pre-tax income described above.

1.5

SUMMARY OF QUARTERLY RESULTS

Selected Quarterly Information

($ thousands except per share amounts)

CARMANAH TECHNOLOGIES CORPORATION

For the year ended December 31, 2006

(Prepared by Management)

	2006					2005
	Q4	Q3	Q2		Q1	Q4	Q3	Q2	Q1
Sales	$16,398	$17,510	$15,844		$12,694	$15,141	$12,196	$6,543	$4,850
Cost of sales	10,900	11,441	10,582		8,224	10,460	8,024	3,505	2,322
Gross margin	$5,498	$6,069	$5,262		$4,470	$4,681	$4,172	$3,038	$2,528
Pre-tax income	$5	$827	$481		$26	$157	$450	$387	$263
Net income (loss)	$(302)	$336	$123		$(23)	$(191)	$222	$387	$263
Earnings per share:
Basic	($0.01)	$0.01	$-			($0.01)	$0.01	$0.01	$0.01
Diluted	($0.01)	$0.01	$-	$		($0.01)	$0.01	$0.01	$0.01

The significant increase in Sales in Q3 2005 compared with Q2 2005 is due to the July 1, 2005 acquisition of Soltek Powersource Ltd.

1.6/1.7

LIQUIDITY AND CAPITAL RESOURCES

Carmanah's net cash, cash equivalents, and short-term investments at December 31, 2006 were $2,335,000, compared to $11,662,000 at December 31, 2005.

The Company reported net working capital of $27,315,000 (current ratio of 3.6:1) at December 31, 2006 compared with $26,332,000 (current ratio of 5.4:1) at December 31, 2005.

Net cash usage from operations for the year ended December 31, 2006 was $8,449,000.  This is due primarily to increases in inventory levels through 2006, specifically:

•

Approximately $4 million in solar panel inventory as a result of aggressive purchasing to manage short term supply risk in the module market in 2006;

•

An additional $2.5 million in component inventory as a result of new product introduction in 2006.

•

Increases resulting from overall sales growth

Management made the decision in 2006 to invest in inventory to support short term supply problems and to support a wide range of new product introductions.  Management is now focused on returning inventory to more normalized levels.

During the year ended December 31, 2006, Carmanah also invested $1,920,000 in leasehold improvements and equipment related to setup and completion of the Company's new production and warehousing facility, as well as to improvements to its head office facility.  These projects were effectively completed by the end of Q2 2006.  These improvements have prepared Carmanah's facilities for the anticipated growth over the next two years.

CARMANAH TECHNOLOGIES CORPORATION

For the year ended December 31, 2006

(Prepared by Management)

As per the December 2005 financing, Management advised that funds raised would be primarily used for significant infrastructure improvements, as well as pro-active inventory investment related to potential supply-side challenges in the photovoltaics market.  With the availability of dollars to invest in inventory, Management was able to negotiate favorable supply contracts, providing benefits through to the end of 2007.

Carmanah has credit facilities with the Royal Bank of Canada, which include demand operating loans and revolving term loans to a combined maximum of $12,500,000 (2005 - $9,800,000).  Interest on operating and term loan facilities are at prime plus 0.125%.  These credit facilities are secured by general security agreements.  At December 31, 2006, the Company had drawn $1,915,000 on these facilities.

At December 31, 2006, the Company had the following commitments for premises and equipment:

					After
	Total	1-3 years	4-5 years	5 years
Lease commitments	$3,509,949	$2,796,901	$740,048	$	Nil
Obligations under capital lease	12,854	12,854	Nil		Nil
Total	$3,522,803	$2,782,755	$740,048	$	Nil

The Company generated cash flows from operations of $1,849,998 before changes in non-cash working capital for the year ended December 31, 2006 as compared to $1,395,958 during 2005.  Cash flows during the year came from net income of $134,486 and non-cash items totaling $1,715,512.  Net changes in non-cash working capital items utilized cash of $10,298,589 for the year ended December 31, 2006, bringing cash utilized for operating activities to $8,448,591.

During the year ended December 31, 2006, the Company utilized $1,919,659 of its cash for leasehold improvements and purchase of computers and office equipment, utilized $86,500 of its cash for the purchase of intangible assets, and redeemed $8,280,000 in short-term investments.

During the year ended December 31, 2006, the Company raised an aggregate of $1,150,067 from various exercises of stock options.

During the year ended December 31, 2006, the Company utilized $22,127 of its cash to make principal payments on its obligations under capital leases.

The Company believes that its cash and cash equivalents, short-term investments and cash from improved operations going forward will be sufficient to satisfy its immediate and future operating cash requirements.

The other sources of funds potentially available to the Company are through the exercise of 3,453,082 outstanding stock options which expire between June 13, 2007 to December 18, 2011 and 300,000 outstanding warrants which expire on June 30, 2010.

CARMANAH TECHNOLOGIES CORPORATION

For the year ended December 31, 2006

(Prepared by Management)

1.8

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not utilize off-balance sheet arrangements.

1.9

TRANSACTIONS WITH RELATED PARTIES

During the year ended December 31, 2006, management of the Company has an interest in the following transactions:

(a)

The Company paid $69,673 (2005 - $64,735; 2004 - $83,000) for research and development services to a director of the Company.  The nature and compensation for these services are reviewed on an annual basis.  In addition, the Company paid $29,944 (2005 - $24,312; 2004 - $nil) for rent to a company controlled by an officer of the Company.  The Company has ended its lease commitment for the space being rented.

(b)

The Company had an advisory agreement with a company controlled by a director and officer of the Company in the amount of $10,000 per month, which expired July 2005.  The advisory agreement has been renewed on a month-to-month basis. The advisory services include general liaison with regulatory bodies. During the year ended December 31, 2006, the Company paid management fees of $120,000 (2005 - $120,000; 2004 - $120,000) under this agreement.

1.10

SUBSEQUENT EVENTS

In January 2007, the Company acquired a business relating to the distribution of certain lighting products.  The purchase consideration consisted of cash proceeds of $70,750 plus contingent consideration of up to $930,000 based primarily on the net profit of the acquired business through to December 31, 2010.

1.11

PROPOSED TRANSACTION

None.

1.12

CRITICAL ACCOUNTING ESTIMATES

Warranty Reserve

The Company calculates a warranty reserve for future returns of products currently sold, as per the terms of the Company’s Warranty.   An updated review of historical return rates is completed at each quarter, and is used in determining an estimate return rate in future, to which a provision is calculated and booked.  If warranty costs are greater or less than anticipated by the Company, adjustments to the warranty provision would be made as a charge or credit to income in the period that the adjustment to the warranty provision is made.

CARMANAH TECHNOLOGIES CORPORATION

For the year ended December 31, 2006

(Prepared by Management)

Intangibles and Goodwill

Intangible assets, comprised of customer lists and relationships, and goodwill were acquired on the acquisition of AVVA Light Corporation and Carmanah Technologies Corporation (formerly Soltek Powersource Ltd.).  At least annually, the Company reviews the carrying value of its intangible assets and goodwill for potential impairment. Among other things, this review considers the fair value of the business based on discounted estimated cash flows. If circumstances indicate that impairment in the value of these assets has occurred, the Company would record this impairment in the earnings of the current period.

In addition, the Company estimates the useful life of customer lists and relationships in determining the amortization period for these intangibles.

1.13

CHANGES IN ACCOUNTING POLICIES

Financial Instruments – Recognition and Measurement

Effective for interim and annual financial statements beginning on or after October 1, 2006, the new Handbook

Section 3855 ‘‘Financial Instruments – Recognition and Measurement’’ prescribes that all financial instruments within the scope of this standard, including derivatives, be included on a company’s balance sheet. Contracts that can be settled by receipt or delivery of a commodity will also be included in the scope of the section. These financial instruments must be measured, either at their fair value or, in limited circumstances when fair value may not be considered the most relevant measurement method, at cost or amortized cost. It also specifies when gains and losses as a result of changes in fair value are to be recognized in the income statement. This new Handbook section will be adopted by the Company as of January 1, 2007 on a prospective basis. The Company does not expect this new requirement to have a significant impact on the Company’s consolidated financial statements.

Comprehensive Income

Effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2006, the new Handbook Section 1530 ‘‘Comprehensive Income’’ requires that an enterprise present comprehensive income and its components in a separate financial statement that is displayed with the same prominence as other financial statements.  This Section introduces a new requirement to present certain gains and losses temporarily outside net income.  This Handbook section will be adopted by the Company as of January 1, 2007 on a prospective basis. Beginning first quarter 2007, the Company’s financial statements will include a Statement of Comprehensive Income. and a Statement of Accumulated Comprehensive Income.

1.14

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Currency risk:

The Company enters into forward foreign exchange contracts to manage its foreign currency exposure.  The contracts oblige the Company to sell U.S. dollars in the future at predetermined exchange rates.  The contracts are matched with anticipated future sales in foreign currencies.  There were no contracts outstanding at December 31, 2006.

CARMANAH TECHNOLOGIES CORPORATION

For the year ended December 31, 2006

(Prepared by Management)

Foreign exchange gains recognized in the determination of net earnings for the year were $262,536 (2005 - $122,462; 2004 - $30,850).

Concentrations of credit risk:

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash equivalents, short-term investments and trade accounts receivable.  To reduce credit risk, cash equivalents are only held at major financial institutions and management performs ongoing credit evaluations of its customers’ financial condition.  The Company maintains reserves for potential credit losses.

1.15

OTHER MD&A REQUIREMENTS

Summary of Outstanding Share Data as at March 30, 2006:

1.

Authorized – Unlimited common shares without par value.

Issued and outstanding:

42,538,842 common shares

2.

Stock options outstanding:  3,578,082

3.

Warrants outstanding:   300,000

Disclosure Controls and Procedures

Management has assessed the effectiveness of the Company’s disclosure controls and procedures used for the financial statements and MD&A as at December 31, 2006. Management has concluded that the disclosure controls are effective in ensuring that all material information required to be filed has been made known to them in a timely manner.  The required information was effectively recorded, processed, summarized and reported within the time period necessary to prepare the annual filings.   The disclosure controls and procedures are effective in ensuring that information required to be disclosed pursuant to applicable securities laws are accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

The Chief Executive Officer and Chief Financial Officer believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal Controls Over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in

CARMANAH TECHNOLOGIES CORPORATION

For the year ended December 31, 2006

(Prepared by Management)

accordance with Canadian GAAP. Management has reviewed these controls and concluded that the design of internal controls over financial reporting is effective as of December 31, 2006 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes.

Additional disclosures pertaining to the Company’s management information circulars, material change reports, press releases and other information are available on the SEDAR website at www.sedar.com.

On behalf of the Board of Directors, thank you for your continued support.

“ Praveen Varshney ”

Praveen Varshney, C.A.

Director & CFO